Exhibit 99.2

All Employee CEO Memo

I am writing to share an important milestone and some very exciting news about our company, as we have taken a significant step forward in the future growth and development of Revance.

Today we announced that Revance has agreed to merge with Crown Laboratories, a global innovative leader in the skincare industry. For background, Crown was started in 2000 by Jeff Bedard, Founder & CEO, with a mission to be a fully integrated skincare company with a diverse portfolio of aesthetic and therapeutic products. You may recognize many of their brands, including SkinPen®, BIOJUVE®, ProGen PRP® Eclipse, Votesse®, MicroPen EVO , as well as skincare brands including Panoxyl, StriVectin, and Blue Lizard.

Upon completion of this merger, we believe the combined company will be one of the leading global aesthetics and skincare companies, encompassing one of the most comprehensive portfolios of cutting-edge brands, and well positioned in an attractive, high-growth sector. Until we close the deal, which we expect to do by year end, we will remain a publicly-traded company.

This decision is anchored in our commitment and pursuit to continue growing our brands globally to best serve our partners, consumers, customers and employees. Our Board of Directors and advisors thoroughly evaluated the transaction with Crown and are confident that this agreement will provide a promising opportunity to realize significant value for our key stakeholders, including our valued employees and customers.

Importantly, Crown shares our mission-driven culture, ability to act quickly and passion to think big. They are aligned with our focus on creating skincare, aesthetic and therapeutic offerings that enhance patient outcomes and physician experience, and like us, thrive on collaborating with some of the best minds working towards driving innovation.

On a tactical note, both Revance and Crown will continue to operate as separate and independent companies, and it will be business as usual at both companies until closing. This means it is critical that we remain focused on our day-to-day responsibilities and delivering on our key objectives. I will host an All Hands meeting this afternoon at 3:00pm CST to share more details and to answer questions – an invite will be forthcoming. To submit your question please click here* by 12:00 PM CT. Additionally, we will hold our regularly scheduled All Hands meeting this Wednesday, August 14th welcoming Crown leadership, to share their vision for the future. Recognizing there may be questions that we cannot answer right away, we will do our best to share what we can today and will keep you updated as more information becomes available.

As we go through this process, outside parties may inquire about the transaction. We ask that you do not comment on the transaction or provide any details. If anyone reaches out to you with questions, please refer them Revance@FGSGlobal.com.

Finally, I want to thank you all for your continued dedication to the work you do every day on behalf of our partners and patients. You are truly an incredible team, and it is because of your continued dedication to our company and partners that we are able to continue delivering excellence and take this step forward towards future growth.

Best,

Mark

* In the version of this communication that was sent to the Company’s employees, a hyperlink to an internal Company site was embedded in this sentence for the purpose of allowing employees to submit questions.